Exhibit 99.1

Namib Minerals Schedules Business Update Call

Call scheduled for 8:00 AM ET on Monday, November 24, 2025

NEW YORK, – November 20, 2025 – Namib Minerals (“Namib Minerals” or “the Company”), (Nasdaq: NAMM), an established African gold producer with a portfolio of mining and exploration assets in Zimbabwe and the Democratic Republic of Congo, today announced that management will host a webcast and conference call to provide a business update at 8:00 AM ET on Monday, November 24, 2025.

Interested investors and other parties can listen to a webcast of the live conference call by logging onto the Investor Relations section of the Company’s website at https://namibminerals.gcs-web.com/. An archived replay of the webcast will be available shortly after the event concludes.

Participants may also access the call by dialing (877) 407-9039 for domestic callers or (201) 689-8470 for international callers.

Namib Minerals management will incorporate responses to a selection of shareholders’ frequently asked questions during the webcast. Shareholders are invited to submit questions via the investor relations email address: namibminerals@icrinc.com. Please include the hashtag #askNamib in the subject line.

About Namib Minerals

Namib Minerals (NASDAQ: NAMM) is a gold producer, developer and explorer with operations focused in Zimbabwe. Namib Minerals is a significant player in Africa’s mining industry, driving sustainable growth and innovation across the sector. Currently Namib Minerals operates the How Mine, an underground gold mine in Zimbabwe, and aims to restart two assets in Zimbabwe, with additional exploration assets in the DRC. For additional information, please visit namibminerals.com.

Contacts:

Namib Minerals:
Ibrahima Sory Tall

CEO & Director
info@namibminerals.com

Investor Relations:
IR@namibminerals.com